[BAKER & HOSTETLER LLP LETTERHEAD]

September 19, 2007

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-0404
Attn: Michael Moran, Accounting Branch Chief
Mail Stop 3561

Re:	Reeds, Inc. (File No. 001-32501) Form 10-KSB for the Year Ended December 31, 2006

Dear Mr. Moran:

On behalf of Reed’s, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission, dated August 28, 2007 (the “comment letter”) relating to the above-referenced Form 10-KSB which was filed on April 16, 2007. The following responses correspond to the numbered paragraphs in your comment letter. For your convenience, we have set forth each comment in bold typeface and included the Company’s response below the relevant comment:

Form 10-KSB December 31, 2006

Item 7 - Financial Statements

Balance Sheet, page F-2

1.
We note your response to prior comment 3 of our letter dated June 29, 2007. As indicated in your disclosure on page 21 “federal securities laws do not provide that a rescission offer will terminate a purchaser’s right to rescind a sale of stock that was not registered as required or was not otherwise exempt from such registration requirements. Accordingly, although the rescission offer may have been accepted or rejected by some of the offerees, we may continue to be liable under federal and state securities laws for up to an amount equal to the value of all shares of common stock issued in connection with the initial public offering, plus any statutory interest we may be required to pay.” Specifically EITF D-98 paragraph 4 states “rule 5-02.28 of Regulation S-X requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. Events that could trigger redemption should be evaluated separately and the possibility that any triggering event that is not solely within the control of the issuer could occur - without regard to probability - would require the security to be classified outside of permanent equity.” If you continue to believe the shares are properly classified as permanent equity please explain using current Federal Securities Laws how you, as the offeror, are solely in control when the offerees have rights that cannot be terminated. Further, demonstrate for us how you believe the defenses available to you would allow you to prevail against a shareholder’s claim for damages.

Pursuant to our conversation of September 12, 2007, you agreed that this comment was not applicable and has been withdrawn.

United States Securities and Exchange Commission
Michael Moran, Accounting Branch Chief
September 19, 2007

Statement of Cash Flows, page F-5

2.
We note your response to prior comment 4 of our letter dated June 29, 2007. We do not believe combining gross borrowings and gross payments accurately portrays gross reporting. Further, please explain your repayment terms and explain how they qualify as having a maturity of three months or less. See SFAS 95 paragraph 13.

The Company believes that its presentation of its statement of cash flows of net reporting of borrowings on the Company’s line of credit during the periods covered by the Form 10-KSB is consistent with SFAS 95. Appendix C (paragraph 130) of SFAS 95 sets forth certain “illustrative examples” of the preparation of statements of cash flows (see paragraphs 131 and 132 for an illustration of a statement of cash flows for a domestic manufacturing company). In each of these examples, in the first line item in “Cash Flows from Financing Activities,” the conventional presentation uses “net borrowings under line-of-credit agreement”. The Company’s presentation of its statement of cash flows with respect to its line of credit is consistent with this method, and therefore, the Company believes that its presentation is appropriate under SFAS 95.

During the relevant periods covered by the Form 10-KSB, the Company used its primary line of credit on a frequent basis. As an example, the Company often “drew down” on the available line of credit two or three times a week. In addition, the Company also often “paid down” the line of credit two or three times a week based on the collection of receivables. Each “draw down” may be deemed to be large under SFAS 95 because the amount of its “draw down” provided the Company with the ability to pay its operating expenses. Likewise, its “pay down” may be deemed to be large under SFAS 95 because the “pay down” represented virtually all payments which the Company received from its customers. The Company’s arrangements with its primary lender and the Company’s frequent and large “draw downs” required the Company to apply a large portion, if not the entire portion, of receivable collections to “pay down” its outstanding line of credit balance. Based on this frequent activity, the Company believes that its utilization of its primary line of credit may appropriately be presented on a net basis, consistent with the guidance of paragraphs 11, 12 and 13 (and Appendix C) of SFAS 95.

United States Securities and Exchange Commission
Michael Moran, Accounting Branch Chief
September 19, 2007

Note 1 - Operations and Summary of Significant Accounting Policies

R -Recent Accounting Pronouncements, page F-11

3.
We note your response to prior comment 5 of our letter dated June 29, 2007. Please clarify how SFAS 158 would be effective as of the Company’s year ending August 31, 2007 or revise your disclosure in future filings to indicate the fiscal year December 31, 2006. SFAS 158 is effective for Company’s with publicly traded securities as of the fiscal year ending after December 15, 2006.

The Company will undertake to revise its disclosure in future filings to indicate the effectiveness of SFAS 158 as of the Company’s fiscal year ended December 31, 2006 to the extent that SFAS 158 applies to the Company.

Finally, as a point of clarification to the addressee of your letter, the Company’s Chief Executive Officer and Chief Financial Officer is Christopher J. Reed.

In connection with the Company’s response to your comment letter, the Company acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing of the relevant Reports on Form 10-KSB and 10-QSB;

2. The staff’s comments or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses fully address your inquiries. Please contact us if you have any further questions at the address and phone number in our letterhead.

Very truly yours, /s/ Jeffrey P. Berg Jeffrey P. Berg of BAKER & HOSTETLER LLP